WARRANT INDENTURE

Providing for the Issue of Common Share Purchase Warrants

BETWEEN

TITAN MEDICAL INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of March 16, 2017

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1
1.1	Definitions	1
1.2	Number and Gender	6
1.3	Interpretation Not Affected by Headings, Etc	6
1.4	Day Not a Business Day	6
1.5	Governing Law	7
1.6	Currency	7
1.7	Meaning of “Outstanding”	7
1.8	Severability	7
1.9	Statutory References	7
ARTICLE II ISSUE OF WARRANTS		7
2.1	Issue of Warrants	7
2.2	Form and Terms of Warrants	7
2.3	Issue in Substitution for Lost Warrant Certificates	8
2.4	Non-Certificated Deposit	9
2.5	Warrantholder not a Shareholder	11
2.6	Warrants to Rank Pari Passu	11
2.7	Signing of Warrant Certificates	11
2.8	Certification by the Warrant Agent	12
2.9	Legended Warrant Certificates	12
2.10	Copy of Indenture	14
ARTICLE III EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES		14
3.1	Exchange of Warrant Certificates	14
3.2	Registration of Warrants	15
3.3	Transfer of Warrants	16
3.4	Ownership of Certificates	17
3.5	Evidence of Ownership	17
3.6	Notices	18
ARTICLE IV EXERCISE OF WARRANTS		18
4.1	Method of Exercise of Warrants	18
4.2	Effect of Exercise of Warrants	20
4.3	Subscription for Less than Entitlement	21

- ii -

4.4	No Fractional Common Shares	21
4.5	Expiration of Warrant Certificates	21
4.6	Cancellation of Surrendered Warrants	21
4.7	Accounting and Recording	22
4.8	Prohibition on Exercise by U.S. Persons; Exception	22
ARTICLE V ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE .		23
5.1	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	23
5.2	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	28
5.3	Postponement of Subscription	31
5.4	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	31
ARTICLE VI PURCHASES BY THE COMPANY		32
6.1	Purchases of Warrants for Cancellation	32
6.2	Optional Purchases by the Company	32
ARTICLE VII COVENANTS OF THE COMPANY		32
7.1	Covenants of the Company	32
7.2	Warrant Agent’s Remuneration and Expenses	34
7.3	Performance of Covenants by Warrant Agent	34
7.4	Securities Filings	34
7.5	Certificates of No Default	34
ARTICLE VIII ENFORCEMENT		35
8.1	Suits by Warrantholders	35
8.2	Limitation of Liability	36
ARTICLE IX MEETINGS OF WARRANTHOLDERS		37
9.1	Right to Convene Meetings	37
9.2	Notice	37
9.3	Chairman	37
9.4	Quorum	37
9.5	Power to Adjourn	38
9.6	Show of Hands	38
9.7	Poll and Voting	38
9.8	Regulations	39
9.9	Company, Warrant Agent and Warrantholders May be Represented	39

- iii -

9.10	Powers Exercisable by Extraordinary Resolution	40
9.11	Meaning of Extraordinary Resolution	41
9.12	Powers Cumulative	41
9.13	Minutes	42
9.14	Instruments in Writing	42
9.15	Binding Effect of Resolutions	42
9.16	Holdings by Company Disregarded	42
ARTICLE X SUPPLEMENTAL INDENTURES		43
10.1	Provision for Supplemental Indentures for Certain Purposes	43
10.2	Successor Companies	44
ARTICLE XI CONCERNING THE WARRANT AGENT		44
11.1	Indenture Legislation	44
11.2	Rights and Duties of Warrant Agent	44
11.3	Evidence, Experts and Advisers	45
11.4	Action by Warrant Agent to Protect Interest	46
11.5	Warrant Agent not Required to Give Security	46
11.6	Protection of Warrant Agent	46
11.7	Replacement of Warrant Agent; Successor by Merger	47
11.8	Conflict of Interest	48
11.9	Warrant Agent Not to be Appointed Receiver	48
11.10	Payments by Warrant Agent	48
11.11	Deposit of Securities	48
11.12	Act, Error, Omission etc	49
11.13	Indemnification	49
11.14	Notice	49
11.15	Reliance by the Warrant Agent	49
11.16	Privacy	50
11.17	Anti-Money Laundering	50
11.18	Force Majeure	51
ARTICLE XII ACCEPTANCE OF TRUSTS BY WARRANT AGENT		51
12.1	Appointment and Acceptance of Functions	51
ARTICLE XIII GENERAL		51
13.1	Notice to the Company and the Warrant Agent	51
13.2	Time of the Essence	52

- iv -

13.3	Counterparts and Formal Date	52
13.4	Discretion of Directors	53
13.5	Satisfaction and Discharge of Indenture	53
13.6	Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders	53
13.7	Common Shares or Warrants Owned by the Company or its Subsidiaries Certificates to be Provided	53
Schedule “A” Form of Warrant Certificate		1
Schedule “B” Form of Declaration For Removal of U.S. Legend		1

THIS WARRANT INDENTURE dated as of the 16 day of March, 2017.

B E T W E E N:

TITAN MEDICAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter called the “Company”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company licensed to carry on business in all Provinces in Canada

(hereinafter called the “Warrant Agent”)

WHEREAS the Company proposes to issue and sell up to 10,733,600 Warrants (as hereinafter defined) pursuant to the Prospectus (as hereinafter defined) and this Indenture;

AND WHEREAS pursuant to this Indenture, each whole Warrant shall entitle the registered holder thereof to purchase one Common Share (as hereinafter defined) (subject to adjustment as herein provided) at the price and upon the terms and conditions herein set forth;

AND WHEREAS for such purpose the Company deems it necessary to create and issue Warrants constituted and issued in the manner hereinafter appearing and the Warrants shall be represented solely by Warrant Certificates (as hereinafter defined) issued under this Indenture;

AND WHEREAS all things necessary have been done and performed to make the Warrants and the Warrant Certificates (when certified by the Warrant Agent and issued as provided for in this Indenture) legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the representations and statements of fact contained in the above recitals are those of the Company and not of the Warrant Agent;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

(a)	“Accredited Investor” means an investor meeting the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(b)	“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended or replaced from time to time;

(c)	“Agent” means Bloom Burton Securities Inc.;

(d)

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.9 are entered in the register of Warrantholders, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)	“Business Day” means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto or a day on which the principal office of the Warrant Agent in the City of Toronto is closed;

(f)

“Beneficial Owner” means a person that has a beneficial interest in the Warrant that is represented by a Warrant Certificate or Uncertificated Warrant registered in the name of CDS or its nominee, the purposes of being held by or on behalf of CDS as custodians for CDS Participants;

(g)	“Capital Reorganization” has the meaning attributed thereto in subsection 5.1(d);

(h)	“CDS” or the “Depository” means CDS Clearing and Depository Services Inc. or its nominee;

(i)	“CDS Participant” means a broker, dealer, bank or other financial institution or other person for whom, from time to time, CDS effects book entries for the Warrants deposited with CDS;

(j)	“Closing Date” has the meaning ascribed to such term in the Prospectus;

(k)

“Common Shares” means the common shares in the capital of the Company as such shares exist at the close of business on the date hereof and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Section 5.1 (whether or not such change shall result in an adjustment in the Exercise Price), the term “Common Shares” shall mean the shares, other securities or other property which a Warrantholder is entitled to purchase upon the exercise of Warrants resulting from such change;

(l)	“Common Share Reorganization” has the meaning attributed thereto in subsection 5.1(a);

(m)	“Company” means Titan Medical Inc., a corporation existing under the laws of the Province of Ontario, and its lawful successors from time to time;

(n)	“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

(o)	“Confirmation” means a confirmation sent by CDS to the Warrant Agent in connection with the exercise of a Warrant by a Beneficial Owner through a CDS Participant;

(p)

“Counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel to the Company), in both cases acceptable to the Warrant Agent, acting reasonably;

(q)	“Court” has the meaning attributed thereto in subsection 11.7(1);

(r)	“Current Market Price” at any date, means the volume weighted average price per share at which the Common Shares have traded:

(i)	on the TSX;

(ii)

if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably and in good faith; or

(iii)	if the Common Shares are not listed on any stock exchange, on any over-the- counter market;

during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during such 20 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

(s)	“Date of Issue” for a particular Warrant means the date on which the Warrant is actually issued by or on behalf of the Company;

(t)

“Director” means a director of the Company for the time being, and, unless otherwise specified herein, reference to “action by the Directors” means action by the Directors of the Company as a board, or whenever duly empowered, action by any committee of such board;

(u)

“Dividend Paid in the Ordinary Course” means a dividend paid on the Common Shares in any fiscal year of the Company in cash, provided that the aggregate amount of such dividends does not in such fiscal year exceed 5% of the Exercise Price, and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the Board of Directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded;

(v)	“Exercise Date” with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article IV;

(w)	“Exercise Period” means the period commencing on the time of issue on the Date of Issue and ending at the Time of Expiry;

(x)

“Exercise Price” means a price per Common Share of C$0.50 unless such price shall have been adjusted in accordance with the provisions of Section 5.1, in which case it shall mean such adjusted price in effect at such time;

(y)	“Extraordinary Resolution” has the meaning attributed thereto in Section 9.11;

(z)	“Filing Jurisdiction” means any of British Columbia, Alberta and Ontario;

(aa)

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(bb)	“Offering” has the meaning ascribed to such term in the Prospectus;

(cc)	“Offshore Transaction” means “offshore transaction” as that term is defined in Regulation S;

(dd)	“Person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

(ee)	“Prospectus” means the prospectus supplement dated March 10, 2017 to the short form base shelf prospectus of the Company dated August 18, 2015;

(ff)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(gg)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(hh)	“Rights Offering” has the meaning attributed thereto in subsection 5.1(b);

(ii)	“Rights Period” has the meaning attributed thereto in subsection 5.1(b);

(jj)	“SEC” means the United States Securities and Exchange Commission;

(kk)	“Securities” means the Common Shares and Warrants;

(ll)

“Securities Laws” means, collectively, the applicable securities laws of the Filing Jurisdiction, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the applicable securities commissions thereunder, and the securities legislation and published policies of each Filing Jurisdiction;

(mm)	“Shareholder” means a holder of record of one or more Common Shares;

(nn)	“Special Distribution” has the meaning attributed thereto in subsection 5.1(c);

(oo)

“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all voting securities are held, directly or indirectly other than by way of security only, by or for the benefit of the Company, the Company and one or more subsidiaries thereof, or one or more subsidiaries of the Company; and, as used in this definition, voting securities means securities of a class or series or classes or series carrying a voting right to elect directors under all circumstances provided that, for the purposes hereof, securities which only carry the right to vote conditionally on the happening of an event shall not be considered voting securities whether or not such event shall have happened nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to securities of another class or series or classes or series by reason of the happening of such event;

(pp)

“this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, and “subsection” followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

(qq)	“Time of Expiry” means 5:00 p.m. (Toronto time) on March 16, 2021 (being the date that is 48 months after the date of this Indenture);

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)	“Uncertificated Warrant” means any Warrant which is not issued as part of a Warrant Certificate;

(tt)	“Unit” has the meaning ascribed to such term in the Prospectus;

(uu)	“United States” means the United States of America as that term is defined in Regulation S;

(vv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ww)	“U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(yy)

“Warrant” means each whole common share purchase warrant of the Company issued or to be issued hereunder entitling the holder thereof to purchase one Common Share for each whole Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrant may be subject to increase or decrease or change in accordance with the terms and provisions hereof;

(zz)	“Warrant Agent” means Computershare Trust Company of Canada, or its successors hereunder;

(aaa)

“Warrant Certificate” means a certificate representing one or more Warrants substantially in the form set forth in Schedule “A” hereto or such other form as may be approved by the Company, the Agent and the Warrant Agent. To the extent that the Warrants are in the non-certificated issuer system, then this term shall mean the appropriate evidence of such warrants pursuant to the non-certificated issuer system;

(bbb)	“Warrantholders” or “holders” without reference to Common Shares means the Persons whose names are entered for the time being on the register maintained pursuant to Section 3.2(1);

(ccc)

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to purchase, in the aggregate, not less than 10% of the aggregate number of Warrants then unexercised and outstanding, which requests the Warrant Agent to take some action or proceeding specified therein; and

(ddd)

“written order of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2	Number and Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation Not Affected by Headings, Etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

1.4	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Governing Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.6	Currency

Except as otherwise specified herein, all dollar amounts herein are expressed in lawful money of Canada.

1.7	Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or exercised pursuant to Article IV, provided that where a new Warrant Certificate has been issued pursuant to Section 2.3 hereof to replace one which has been mutilated, lost, destroyed or stolen, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8	Severability

In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9	Statutory References

In this Indenture, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

ARTICLE II
ISSUE OF WARRANTS

2.1	Issue of Warrants

Up to 10,733,600 Warrants are hereby created and authorized to be issued and certificates evidencing such Warrants as have been issued shall be executed by the Company, certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered in accordance with this Article.

2.2	Form and Terms of Warrants

(1)

Subject to subsection 2.2(2), each whole Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase upon due exercise and upon due execution and endorsement of the subscription form on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price in effect on the Exercise Date, one Common Share at any time during the Exercise Period, in accordance with the provisions of this Indenture.

(2)	The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price shall be adjusted in the events and in the manner specified in Section 5.1.

(3)

The Warrants may be issued in both certificated and uncertificated form, except that all Warrants originally issued to a U.S. Person, a person in the United States or to a person for the account or benefit of a U.S. Person or a person in the United States, will be issued in certificated form only. Warrant Certificates for the Warrants shall be substantially in the form attached as Schedule “A” hereto, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall bear such legends and such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. The Warrant Certificates shall be dated as of the date hereof.

(4)	Subject to subsection 2.2(5), Warrant Certificates shall be issuable in any denomination.

(5)	If a Warrantholder is entitled to a fraction of a Warrant the number of Warrants issued to that Warrantholder shall be rounded down to the nearest whole Warrant.

(6)

The Warrant Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Company, with the approval of the Warrant Agent, may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Section 5.1 in the number and/or class of securities or type of securities that may be acquired pursuant to the Warrants.

2.3	Issue in Substitution for Lost Warrant Certificates

(1)

In the event that any Warrant Certificates issued and certified under this Indenture shall be mutilated, lost, destroyed or stolen, the Company, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new certificate of like tenor, and bearing the same legends, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new certificate pursuant to this Section 2.3 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, acting reasonably, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent, each acting reasonably, to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto to the Company and the Warrant Agent in connection therewith.

2.4	Non-Certificated Deposit

(1)

Subject to the provisions hereof, at the Company’s option, Warrants, other than those issued pursuant to a U.S. Person, a person in the United States or to a person for the account or benefit of a U.S. Person or a person in the United States (which will be evidenced in certificated form only bearing the legends set forth in Section 2.9), will be issued and registered in the name of CDS or its nominee and:

(A)	may be directly deposited by the Warrant Agent to CDS; and

(B)	shall be identified by the CUSIP/ISIN 88830X264 / CA88830X2648

(2)

If the Company issues Warrants in a non-certificated format, Beneficial Owners of such Warrants registered and deposited with CDS shall not receive Warrant Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental agreement. Beneficial interests in Warrants registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Warrants registered and deposited with CDS between CDS Participants shall occur in accordance with the rules and procedures of CDS. Neither the Company nor the Warrant Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Warrants registered and deposited with CDS. Nothing herein shall prevent the Beneficial Owners of Warrants registered and deposited with CDS from voting such Warrants using duly executed proxies.

(3)

All references herein to actions by, notices given or payments made to Warrantholders shall, where Warrants are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Warrantholders evidencing a specified percentage of the aggregate Warrants outstanding, such direction or consent may be given by Beneficial Owners acting through CDS and the CDS Participants owning Warrants evidencing the requisite percentage of the Warrants. The rights of a Beneficial Owner whose Warrants are held through CDS shall be exercised only through CDS and the CDS Participants and shall be limited to those established by law and agreements between such Beneficial Owners and CDS and the CDS Participants upon instructions from the CDS Participants. Each of the Warrant Agent and the Company may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Warrants and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(4)	For so long as Warrants are held through CDS, if any notice or other communication is required to be given to Warrantholders, the Warrant Agent will give such notices and communications to CDS.

(5)

If CDS resigns or is removed from its responsibility as Depository and the Warrant Agent is unable or does not wish to locate a qualified successor, CDS shall provide the Warrant Agent with instructions for registration of Warrants in the names and in the amounts specified by CDS and the Company shall issue and the Warrant Agent shall certify and deliver the aggregate number of Warrants then outstanding in the form of definitive Warrant Certificates representing such Warrants.

(6)

Every Warrant Authenticated upon registration of transfer of an Uncertificated Warrant, or in exchange for or in lieu of an Uncertificated Warrant or any portion thereof, whether pursuant to this Section 2.4 or otherwise, shall be Authenticated in the form of, and shall be, an Uncertificated Warrant, unless such Warrant is registered in the name of a person other than the Depository for such Uncertificated Warrant or a nominee thereof.

(7)

The rights of Beneficial Owners who hold securities entitlements in respect of the Warrants through the non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the CDS Participants and between such CDS Participants and the Beneficial Owners who hold securities entitlements in respect of the Warrants through the non-certificated inventory system administered by CDS, and such rights must be exercised through a CDS Participant in accordance with the rules and procedures of the Depository.

(8)	Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(A)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrants represented by an electronic position in the non-certificated inventory system administered by CDS (other than the Depository or its nominee);

(B)	for maintaining, supervising or reviewing any records of the Depository or any CDS Participant relating to any such interest; or

(C)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any CDS Participant.

(9)

The Company may terminate the application of this Section 2.4 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

(10)

Notwithstanding the foregoing, upon request of the Beneficial Owner, through the Depository, the Warrant Agent shall issue a Warrant Certificate in respect of the interest of such Beneficial Owner, in which case the Uncertificated Warrant representing such Warrants shall be reduced accordingly and such Warrants shall be duly registered as directed by the Depository.

2.5	Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.6	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the respective Dates of Issue of the same.

2.7	Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not, be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced and Warrant Certificates bearing such mechanically reproduced signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or mechanically reproduced signature appears on any Warrant Certificate as a director or officer may no longer holds office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.8	Certification by the Warrant Agent

(1)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent, and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2)

The certification of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor nor for any breach by the Company of its covenants herein, except as otherwise specified therein.

2.9	Legended Warrant Certificates

(1)

The Warrant Agent understands and acknowledges that the Warrants and Common Shares issuable upon exercise of the Warrants have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States.

(2)

Each Warrant Certificate originally issued to a U.S. Person, a person in the United States or to a person for the account or benefit of a U.S. Person or a person in the United States, and all certificates representing Common Shares issued upon exercise of such Warrants, as well as all certificates issued in exchange thereof or in substitution thereof, shall, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws, bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED HEREBY [For Warrants Include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO TITAN MEDICAL INC. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C), (D) or (E) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION THAT THE TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[For Warrants Only: THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

provided that if, the Securities are being sold in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to Computershare Trust Company of Canada as registrar and transfer agent for the Securities to the effect substantially in the form attached as Schedule B, subject to the Company’s prior approval and which approval shall not be unreasonably withheld or delayed, together with such other evidence as the Company or the registrar and transfer agent for the Securities may require, which may include an opinion of counsel which the Company shall promptly procure upon the holder’s request, to the effect that the transfer may be completed and the legend removed without registration under the U.S. Securities Act and any applicable state securities laws and the Company shall instruct Computershare Trust Company of Canada to remove such legend within three business days of receipt of such declaration; and provided further, that, if any of the Securities are being sold pursuant to clause (C) in the legend above, under the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws

(3)

If a Warrant Certificate is tendered for transfer and bears the legend set forth in subsection 2.9(2) hereof and the holder thereof has not obtained the prior written consent of the Company, the Warrant Agent or the registrar and transfer agent, as the case may be, shall not register such transfer unless the holder complies with the requirements of the said subsection 2.9(2) hereof.

2.10	Copy of Indenture

The Company shall, on the written request of the Warrantholder and without charge, provide the Warrantholder with a copy of this Indenture. A copy of this Indenture will also be available on the Company’s profile on www.sedar.com.

ARTICLE III
EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES

3.1	Exchange of Warrant Certificates

(1)

Warrant Certificates entitling Warrantholders to purchase any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates in any other authorized denomination bearing the same legends representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Agent.

(2)

Warrant Certificates may be exchanged only at the principal transfer office of the Warrant Agent in the City of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent or its agents and cancelled.

(3)

Except as otherwise herein provided, any Warrant Agent may charge the holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

3.2	Registration of Warrants

(1)

The Company shall, at all times while any Warrants are outstanding, cause the Warrant Agent and its agents to maintain a register in which will be entered in alphabetical order the names, latest known addresses of the Warrantholders and particulars of the Warrants held by them, and a register of transfers in which shall be entered the particulars of all transfers of Warrants, such registers to be kept by and at the principal transfer office of the Warrant Agent in the City of Toronto.

(2)

At the office of the Warrant Agent during normal business hours, the holder of a Warrant may have such Warrant transferred in accordance with such reasonable requirements as the Warrant Agent may prescribe. The costs of any such transfer registration shall be borne by the transferee or presenter.

(3)

The registers referred to in this Section 3.2 shall at all reasonable times be open for inspection by the Company and by any Warrantholder. The Warrant Agent, when requested in writing so to do by the Company, shall furnish the Company with a list of names and addresses of the Warrantholders showing the number of Warrants held by each Warrantholder.

(4)

Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the Warrantholder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a Warrantholder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Company or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former Warrantholder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Warrant Agent.

3.3	Transfer of Warrants

(1)

No transfer of a Warrant will be valid unless entered on the register of transfers referred to in subsection 3.2(1), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer Form as attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with the conditions herein and such reasonable requirements as the Warrant Agent may prescribe, including compliance with all applicable securities legislation, such transfer will be recorded on the register of transfers by the Warrant Agent. Notwithstanding the foregoing, if the Warrants are Uncertificated Warrants, the provisions of Section 3.2(4) shall apply.

(2)

The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.3(1) and upon compliance with all other conditions in respect thereof required by this Indenture or by applicable law, be entitled to be entered on the register of holders referred to in subsection 3.2(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(3)

The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.2(1), if such transfer would constitute a violation of the securities laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares issuable upon the exercise thereof provided such issue, exercise or transfer is effected in accordance with the terms of this Warrant Indenture.

(4)

If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.9(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and complies with the requirements of the said subsection 2.9(2).

(5)

If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.9(2), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a completed and executed transfer form in the form included in the Warrant Certificate. Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person.

3.4	Ownership of Certificates

(1)

Except in connection with the registration of Uncertificated Warrants, the Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Company and the Warrant Agent shall not be affected by any notice or knowledge to the contrary and, without limiting the foregoing, shall not be bound by notice of any trust or be required to see to the execution thereof.

(2)

Subject to the provisions of this Indenture and applicable law, a Warrantholder shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such holder of the Common Shares obtainable pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder, except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

3.5	Evidence of Ownership

(1)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Company and the Warrant Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrants during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrants so deposited.

(2)

The Company and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person, the signature, as witness, of any officer of any trust company, bank or depositary satisfactory to the Warrant Agent, the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the person signing acknowledged to him the execution thereof, or a statutory declaration of a witness of such execution.

3.6	Notices

Unless herein otherwise expressly provided, any notice to be given hereunder to the Warrantholders shall be deemed to be validly given if such notice is given by personal delivery or first class mail to the attention of the holder at the registered address of the holder recorded in the registers maintained by the Warrant Agent; provided that in the case of notice convening a meeting of the Warrantholders, the Company may require such publication of such notice, in such city or cities, as it may deem necessary for the reasonable protection of the Warrant holders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day of delivery or three (3) Business Days after mailing. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded. For greater certainty, all costs in connection with the giving of notices contemplated by this Section 3.6 shall be borne by the Company.

ARTICLE IV
EXERCISE OF WARRANTS

4.1	Method of Exercise of Warrants

(1)

Subject to Section 4.8, upon and subject to the provisions hereof, the registered holder of any whole Warrant may exercise the rights thereby conferred on him to purchase all or any part of the Common Shares to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent during the Exercise Period at its principal transfer office in Toronto, Ontario (or at any other place or places that may be designated by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed subscription form of the registered holder or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form attached to the Warrant Certificate specifying the number of Common Shares subscribed for together with a certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company at par in Toronto, Ontario in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share subscribed for. A Warrant Certificate with the duly completed and executed subscription form together with the payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2)

No Warrant represented by an Uncertificated Warrant may be exercised unless, prior to such exercise, the Warrantholder of such Warrant shall have taken all other action necessary to exercise such Warrant in accordance with this Indenture and the Internal Procedures. Notwithstanding anything to the contrary contained herein and subject to the Internal Procedures in force from time to time, a Beneficial Owner whose Warrants are represented by an Uncertificated Warrant who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS, on behalf of the Beneficial Owner, a written notice of the Beneficial Owner’s intention to exercise Warrants in a manner acceptable to CDS. Forthwith upon receipt by CDS of such notice, as well as payment in an amount equal to the product obtained by multiplying the Exercise Price by the number of Common Shares subscribed for, CDS shall deliver to the Warrant Agent a Confirmation.

(3)

Payment by a Beneficial Owner representing the Exercise Price must be provided to the appropriate office of the CDS Participant in a manner acceptable to it. A notice in form acceptable to the CDS Participant and payment from such Beneficial Owner should be provided to the CDS Participant sufficiently in advance so as to permit the CDS Participant to deliver notice and payment to CDS and for CDS in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. CDS will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the non-certified inventory system administered by CDS the Common Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the Beneficial Owner exercising the Warrants and/or the CDS Participant exercising the Warrants on its behalf.

(4)

Notwithstanding any provisions of this Warrant Indenture, a beneficial owner may exercise his Warrants or take any actions under this Warrant Indenture in accordance with the rules and procedures of CDS.

(5)

Any subscription referred to in this Section 4.1 shall be signed by the Warrantholder, shall specify the person(s) in whose name such Common Shares are to be issued, the address(es) of such person(s) and the number of Common Shares to be issued to each person, if more than one is so specified. If any of the Common Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 4.1(1) shall be guaranteed by a major Canadian chartered bank, or by a medallion signature guaranteed from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(6)

If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Common Shares pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Common Shares to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

4.2	Effect of Exercise of Warrants

(1)

Upon compliance by the Warrantholder with the provisions of Section 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the share registers maintained by the transfer agent for the Common Shares shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such registers were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the registers remains within the control of the Warrant Agent, the Company and the Warrant Agent shall cause such registers to be open on Business Days.

(2)

Within three (3) Business Days following the due exercise of a Warrant pursuant to Section 4.1, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, and the persons in whose names the Common Shares are to be issued (as applicable) and the addresses of such holders of the Common Shares.

(3)

Subject to Section 4.1(3), within five (5) Business Days of the due exercise of a Warrant pursuant to Section 4.1, or within (10) Business Days of the due exercise of a Warrant if such exercise would result in a fraction of a Common Share, the Company shall cause its transfer agent to mail to the person in whose name the Common Shares so subscribed for are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription, a certificate or certificates for the Common Shares to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

(4)

If at the time of exercise of the Warrants there remain trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body, the Company may, upon the advice of Counsel, endorse any Common Share certificates to such effect. Furthermore, the Company shall, or its Counsel shall, notify the Warrant Agent in writing of any trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body. Unless and until advised in writing by the Company or its Counsel that a specific legend and trading restrictions apply to the Common Shares, the Warrant Agent shall be entitled to assume that no specific legend is required and that there are no trading restrictions on the Common Shares.

4.3	Subscription for Less than Entitlement

The holder of any Warrant Certificate may subscribe for and purchase a whole number of Common Shares that is less than the number that the holder is entitled to purchase pursuant to the surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive, without charge except as aforesaid, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which was not then purchased, such new Warrant Certificate to contain the same legend as provided in subsection 2.9(2), if applicable.

4.4	No Fractional Common Shares

Notwithstanding anything to the contrary in this Indenture, the Company shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this Section 4.4, be deliverable upon the exercise of a Warrant, the Company shall in lieu of delivering the fractional Common Shares therefor satisfy the right to receive such fractional interest by payment to the holder of such Warrant of an amount in funds equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the Exercise Date. The minimum amount for payment pursuant to this Section shall be $1.00.

4.5	Expiration of Warrant Certificates

After the Time of Expiry, all rights under any Warrant or this Indenture in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.6	Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant to the provisions of this Indenture shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 3.2(1) . The Warrant Agent shall, if requested in writing by the Company, furnish or cause to be furnished to the Company a certificate identifying the Warrant Certificates so cancelled and the number of Common Shares which could have been purchased pursuant to each cancelled Warrant Certificate. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

4.7	Accounting and Recording

(1)

The Warrant Agent shall promptly account to the Company with respect to Warrants exercised and forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of Common Shares through the exercise of Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Company.

(2)

The Warrant Agent shall record the particulars of the Warrant Certificates exercised which shall include the name or names and addresses of the Persons who become holders of Common Shares on exercise and the Exercise Date and Warrant Certificate number.

4.8	Prohibition on Exercise by U.S. Persons; Exception

(1)

Warrants may not be exercised by or on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Warrants has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Company to such effect; provided that an Accredited Investor that purchased the Warrants in the United States will not be required to deliver an opinion of counsel in connection with the exercise of Warrants, provided it provides the certification required in subsection 4.8(2)(b) below. The Company shall be entitled to rely upon the registered address of the Warrantholder set forth in such Warrantholder’s Form of U.S. Subscription Agreement for U.S. Accredited Investors attached to the U.S. Placement Memorandum under the Offering for the purchase of Units in determining whether the address is in the United States or the Warrantholder is a U.S. Person.

(2)	Any holder which exercises any Warrants shall provide/certify substantially as follows, to the Company either:

(a)

the holder: (a) at the time of exercise of the Warrants is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person; and (c) has in all other aspects complied with the terms of an “offshore transaction” within the meaning of Regulation S under the U.S. Securities Act;

(b)

the holder: (a) acquired the Warrants directly from the Company pursuant to an executed Form of U.S. Subscription Agreement for Accredited Investors attached to the U.S. Placement Memorandum under the Offering for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States for whose account such holder acquired the Warrants directly from the Company and for whose account such holder exercises sole investment discretion; and (c) was, and any beneficial purchaser for whose account such holder acquired the Warrants and is exercising the Warrants was, an Accredited Investor both on the date the Warrants were purchased from the Company and on Exercise Date of the Warrants; or

(c)

a written opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares issuable on exercise of the Warrants.

(3)

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of the Warrant complies with the requirements of paragraphs (b) or (c) of subsection 4.8(2).

(4)

If a Common Share certificate issued with respect to an exercise of Warrants is tendered for transfer and bears the legend set forth in subsection 2.9(2) hereof and the holder thereof has not obtained the prior written consent of the Company, the Warrant Agent or the transfer agent, as the case may be, shall not register such transfer unless the holder complies with the requirements of the said subsection 2.9(2).

ARTICLE V
ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

5.1	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

Subject to Section 5.2, the Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Common Share Reorganization. If during the Exercise Period the Company shall:

(i)

issue Common Shares or securities exchangeable for or convertible into Common Shares to holders of all or substantially all of its then outstanding Common Shares by way of stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Common Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Company), or

(ii)	subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, or

(iii)	consolidate, reduce or combine its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these paragraphs (i), (ii) and (iii) being a “Common Share Reorganization”), then the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date, as the case may be, after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been fully exchanged for or converted into Common Shares on such record date or effective date, as the case may be). From and after any adjustment of the Exercise Price pursuant to this subsection 5.1(a), the number of Common Shares purchasable pursuant to this Warrant Certificate shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(b)

Rights Offering. If and whenever during the Exercise Period, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than forty-five (45) days after the record date for such issue (“Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or having a conversion price or exchange price per Share) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(i)	the numerator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(2)	a number determined by dividing either

(a)

where the event giving rise to the application of this subsection 5.1(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the product of the number of Common Shares issued or subscribed for during the Rights Period and the price at which such Common Shares are offered, or, as the case may be,

(b)

where the event giving rise to the application of this subsection 5.1(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into shares, the product of the exchange or conversion price per share of such securities offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering have been exchanged or converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or upon the exercise of the exchange or conversion rights contained in such exchangeable or convertible securities under the Rights Offering.

If the holder has exercised any of the Warrants during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period, the holder shall, in addition to the Common Shares to which the holder is otherwise entitled upon such exercise in accordance with Article II hereof, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, resulting from the subtraction of the Exercise Price as adjusted for such Rights Offering pursuant to this subsection 5.1(b) from the Exercise Price in effect immediately prior to the end of such Rights Offering is multiplied by the number of Common Shares purchased upon exercise of the Warrants held by such holder during such period, and the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this subsection 5.1(b); provided that the provisions of subsection 5.4(1) shall be applicable to any fractional interest in a Common Share to which such holder might otherwise be entitled under the foregoing provisions of this subsection 5.1(b) . Such additional Common Shares shall be deemed to have been issued to the holder immediately following the end of the Rights Period and a certificate for such additional Common Shares shall be delivered to such holder within three (3) Business Days following the end of the Rights Period.

If at any time after the date hereof and prior to the Time of Expiry, any of the events set out in subsection 5.1(b) shall occur and the holder has not exercised any of the Warrants during the Rights Period, and the occurrence of such event results in an adjustment of the Exercise Price pursuant to provisions of this Section 5.1, then the number of Common Shares purchasable pursuant to this Warrant Certificate shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(c)	Special Distribution. If and whenever during the Exercise Period, the Company shall issue or distribute to all or to substantially all the holders of the Common Shares:

(i)

securities of the Company including shares, rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or cash, property or assets and including evidences of its indebtedness, or

(ii)	any cash, property or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Company announces its intention to make such distribution, less the aggregate fair market value (as determined by the directors, acting reasonably and in good faith, at the time such distribution is authorized) of such securities, shares or rights, options or warrants or evidences of indebtedness or cash, property or other assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. If at any time after the date hereof and prior to the Time of Expiry, any of the events set out in subsection 5.1(c) shall occur and the occurrence of such event results in an adjustment of the Exercise Price pursuant to provisions of this Section 5.1, then the number of Common Shares purchasable pursuant to this Warrant Certificate shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(d)

Capital Reorganization. If and whenever during the Exercise Period there shall be a reclassification of Common Shares at any time outstanding or a change or exchange of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into other securities), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), the holder, where he has not exercised the right of subscription and purchase under this Warrant Certificate prior to the effective date or record date, as the case may be, of such Capital Reorganization, shall be entitled to receive, and shall accept upon the exercise of such right for the same aggregate consideration, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which such holder was theretofore entitled to subscribe for and purchase; provided however, that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken to so entitle the holder. If determined appropriate by the board of directors of the Company, acting reasonably and in good faith, and subject to the prior written approval of the principal Canadian stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions of this Indenture with respect the rights and interest thereafter of the Warrantholder to the end that the provisions of this Indenture shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(e)

If and whenever at any time after the date hereof and prior to the Time of Expiry, the Company takes any action affecting its Common Shares to which the foregoing provisions of this Section 5.1, in the opinion of the board of directors of the Company, acting reasonably and in good faith, are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes thereof, or would otherwise materially affect the rights of the holder hereunder, then the Company shall execute and deliver to the holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Company may determine to be equitable in the circumstances, acting reasonably and in good faith. The failure of the taking of action by the board of directors of the Company to so provide for any adjustment on or prior to the effective date of any action or occurrence giving rise to such state of facts will be conclusive evidence that the board of directors has determined that it is equitable to make no adjustment in the circumstances.

5.2	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

For the purposes of Section 5.1:

(1)

The adjustments provided for in Section 5.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following paragraphs of this Section 5.2.

(2)

No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this Section 5.2(2) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)

No adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of Warrants shall be made in respect of any event described in Section 5.1, other than the events referred to in subsection 5.1(a)(ii) and 5.1(a)(iii), if the holder is entitled to participate in such event on the same terms, mutatis mutandis, as if it had exercised its Warrants prior to or on the effective date or record date of such event. The terms of the participation of the holder in such event shall be subject to any necessary approval of the principal Canadian stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading.

(4)	No adjustment in the Exercise Price shall be made pursuant to Section 5.1 in respect of the issue from time to time:

(a)	of Common Shares purchasable on exercise of the Warrants governed by this Warrant Indenture;

(b)

of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend pursuant to a dividend reinvestment plan or similar plan adopted by the Company in accordance with the requirements of the principal Canadian stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading and applicable securities laws;

(c)

of Common Shares pursuant to any stock option plan, stock purchase plan or benefit plan in force at the date hereof for directors, officers, employees, advisers or consultants of the Company, as such option or plan is amended or superseded from time to time in accordance with the requirements of the principal Canadian stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading and applicable securities laws, and such other stock option plan, stock purchase plan or benefit plan as may be adopted by the Company in accordance with the requirements of the principal Canadian stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading and applicable securities laws;

(d)	of Common Shares as payment of interest on any outstanding notes;

(e)	of the issuance of securities in connection with strategic license agreements and other partnering arrangements of the Company or any subsidiary thereof; or

(f)	of Common Shares as full or partial consideration in connection with a strategic merger, consolidation or purchase of substantially all of the securities or assets of a corporation or other entity;

and any such issue shall be deemed not to be a Common Share Reorganization or Capital Reorganization.

(5)

If a dispute shall at any time arise with respect to adjustments provided for in Section 5.1, such dispute shall, absent manifest error, be conclusively determined by the Company’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and any such determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders. Notwithstanding the foregoing, such determination shall be subject to compliance with all regulatory requirements (including the rules of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading). Such auditors or accountants shall be provided access to all necessary records of the Company. In the event that any such determination is made, the Company shall deliver a certificate to the Warrant Agent and a notice to the Warrantholders in the manner contemplated in Section 3.6 describing such determination.

(6)

If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(7)

In the absence of a resolution of the board of directors of the Company fixing a record date for any dividend or distribution referred to in subsection 5.1(a)(i) or any Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which such dividend or distribution is effected.

(8)

As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to this Warrant Certificate, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the holder of such Warrant Certificate is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(9)

In case the Company, after the date hereof, shall take any action affecting any Common Shares, other than action described in Section 5.1, which in the opinion of the Directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof shall be adjusted in such manner, if any, and at such time, as the Directors, in their sole discretion acting in good faith, may determine to be equitable in the circumstances. Such adjustment to be subject to TSX approval in the event that the Warrants are listed for trading on the TSX. Failure of the taking of action by the Directors so as to provide for an adjustment in the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(10)	The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company’s Auditors.

(11)

On the happening of each and every such event set out in Section 5.1, the applicable provisions of the Warrant Certificate, including the Exercise Price, shall, ipso facto, be deemed to be amended accordingly and the Company shall take all necessary action so as to comply with such provisions as so amended.

5.3	Postponement of Subscription

In any case in which the application of Section 5.1 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such an event:

(a)

issuing to the Warrantholder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, and

(b)	delivering to such Warrantholder any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event;

provided, however, that the Company shall deliver or cause to be delivered to such Warrantholder, an appropriate instrument evidencing such Warrantholder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and/or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

5.4	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(1)

At least ten (10) Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to this Warrant Certificate, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, the Company shall be required to (a) file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and (b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

(2)

In case any adjustment for which such notice has been given is not then determinable, the Company shall promptly after such adjustment is determinable (a) file with the Warrant Agent a computation of such adjustment; and (b) give notice to the Warrantholders of the adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

(3)

The Warrant Agent may, absent manifest error, for all purposes of the adjustment act and rely upon the certificate of the Company or of the Company’s Auditors submitted to it pursuant to subsection 5.4(1) and on the accuracy of such certificate, calculations and formulas contained therein.

ARTICLE VI
PURCHASES BY THE COMPANY

6.1	Purchases of Warrants for Cancellation

The Company may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange) on such terms as the Company may determine. All Warrants purchased pursuant to the provisions of this Section 6.1 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued.

6.2	Optional Purchases by the Company

Subject to applicable law, the Company may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 6.2 shall forthwith be delivered to and cancelled by the Warrant Agent.

ARTICLE VII
COVENANTS OF THE COMPANY

7.1	Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrantholders and the Warrant Agent that so long as any Warrants remain outstanding and may be exercised:

(a)

the Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law;

(b)	the Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of Warrants issued by the Company;

(c)

the Company will cause the Common Shares from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof;

(d)

the Company will cause the certificates representing the Common Shares from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(e)

the Company shall make all requisite filings under the Securities Act (Ontario), the Securities Act (British Columbia) or the Securities Act (Alberta) and the regulations made thereunder including those necessary to remain a reporting issuer not in default of any requirement of such acts and regulations;

(f)

the Company shall use all reasonable efforts to maintain the listing of the Common Shares on the TSX (or such other recognized stock exchange as may be agreed upon by the Company and the Agent) and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX (or such other recognized stock exchange as may be agreed upon by the Company and the Agent) as expeditiously as possible;

(g)	all Common Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable;

(h)	the Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture;

(i)	the Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture; and

(j)

the Company confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities and Exchange Act of 1934, as amended or have a reporting obligation pursuant to Section 15(d) of the Act. The Company covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities and Exchange Act or the Company shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities and Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Company in accordance with the U.S. Securities and Exchange Act, the Company shall promptly deliver to the Warrant Agent an officers’ certificate notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

7.2	Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the duties hereby created, except any such expense, disbursement or advance as may arise out of or result from the gross negligence, wilful misconduct or fraud of the Warrant Agent. Any amount owing hereunder and remaining unpaid 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 7.2 shall survive the termination of this Indenture and the removal or resignation of the Warrant Agent.

7.3	Performance of Covenants by Warrant Agent

Subject to Section 11.6, if the Company shall fail to perform any of its covenants contained in this Warrant Indenture and the Company has not rectified such failure within twenty-five (25) Business Days after either giving notice of such default pursuant to subsection 7.1(i) or receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders in the manner provided in Section 3.6 of such failure on the part of the Company or, subject to Section 11.1, may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

7.4	Securities Filings

(1)

If, in the opinion of Counsel, any filing is required to be made with any governmental or other authority in Canada (including the securities regulatory authorities or any exchange or quotation system upon which any securities of the Company are listed or quoted for trading), or any other step is required before any Common Shares issuable upon the exercise of Warrants by a Warrantholder may properly and legally be issued in Canada, the Company covenants that it will take such action so required at its own expense.

(2)

The Company will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of such notice and to the TSX.

7.5	Certificates of No Default

At any time if requested by the Warrant Agent, the Company shall deliver to the Warrant Agent an officers’ certificate stating that the Company has complied to the best of its knowledge, in all material respects, with all covenants, conditions or other requirements contained in this Indenture. In the event that the Company has not complied, in all material respects, with all the covenants and conditions contained herein, it will advise the Warrant Agent and the holders of such default as soon as reasonably practicable, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

ARTICLE VIII
ENFORCEMENT

8.1	Suits by Warrantholders

(1)

Warrantholders May Not Sue. Except to the extent that the rights of an individual Warrantholder or group of Warrantholders would be prejudiced thereby, no Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of the Warrantholders as a whole or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Warrant Agent has received a Warrantholders’ Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Warrant Agent in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Warrant Agent has failed to act within a reasonable time thereafter. If the Warrant Agent has so failed to act, but not otherwise, any Warrantholder acting on behalf of all Warrantholders will be entitled to take any of the proceedings that the Warrant Agent might have taken hereunder. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder on behalf of all the Warrantholders hereunder must be forthwith paid to the Warrant Agent.

(2)

Warrant Agent not Required to Possess Warrants. All rights of action under this Indenture may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(3)

Warrant Agent May Institute Proceedings. The Warrant Agent shall be entitled and empowered, either in its own name or as Warrant Agent of an express trust, or as attorney-in-fact for the Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Agent and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Warrant Agent is hereby irrevocably appointed (and the successive respective Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Agent) the true and lawful attorney-in-fact of the respective Warrantholders with authority to make and file in the respective names of the Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Warrantholders, as may be necessary or advisable in the opinion of the Warrant Agent acting and relying on the advice of Counsel, in order to have the respective claims of the Warrant Agent and of the Warrantholders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give the Warrant Agent, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder. The Warrant Agent shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders. Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as Warrant Agent of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

(4)

Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of all of the Warrantholders from time to time.

8.2	Limitation of Liability

The obligations hereunder are not personally binding upon nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or Shareholders of the Company or of any successor corporation or of any of the past, present or future officers, employees or agents of the Company or of any successor corporation, but only the property of the Company or of any successor corporation shall be bound in respect hereof.

ARTICLE IX
MEETINGS OF WARRANTHOLDERS

9.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the cost of which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within fifteen (15) Business Days after receipt of such written request of the Company or Warrantholders’ Request, funds and indemnity given as aforesaid, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Warrant Agent unless the meeting was convened by the Company or by Warrantholders as a result of the Warrant Agent’s failure or refusal to convene the meeting, in which case the meeting shall be held at such place as may be determined by the Company or by the Warrantholders convening the meeting, as the case may be.

9.2	Notice

At least twenty-one (21) Business Days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 3.6 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Company (unless the meeting has been called by the Company). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed nor any of the provisions of this Article IX. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or by the Company or by the Warrantholder or Warrantholders convening the meeting.

9.3	Chairman

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, or if such Person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

9.4	Quorum

Subject to the provisions of Section 9.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of Common Shares which could be purchased pursuant to all the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present (except in the case where there is only one Warrantholder). If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and subject to Section 9.11 no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all then outstanding Warrants.

9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll and Voting

(1)

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in Person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of votes cast on the poll.

(2)

On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share which he is entitled to purchase pursuant to the Warrant or Warrants then held or represented by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

9.8	Regulations

(1)

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the other party may from time to time make and from time to time vary such regulations as it shall think fit:

(a)

for the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)

for the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, delivered or sent by facsimile transmission before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of the voting certificates and instrument of proxy and the manner in which the form of proxy may be executed; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

(2)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, or as may be expressly provided for herein the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9) shall be Warrantholders or Persons holding voting certificates or proxies of Warrantholders.

9.9	Company, Warrant Agent and Warrantholders May be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees, and the Counsel for the Company, for the Warrant Agent and for any Warrantholder may attend any meeting of the Warrantholders, but shall have no vote as such, except in their capacity as Warrantholders.

9.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution, subject to applicable law and any regulatory approval:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or (with the consent of the Warrant Agent, such consent not to be unreasonably withheld) the Warrant Agent in its capacity as Warrant Agent hereunder or on behalf of the Warrantholders against the Company whether such rights arise under this Indenture, the Warrant Certificate or otherwise, provided that following such action the rights of the Warrantholders or any individual Warrantholder shall not exceed the rights of the Warrantholders hereunder, or otherwise result in an increase of the obligations and liabilities of the Company hereunder;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or to authorize the Warrant Agent, subject to its prior indemnification pursuant to subsection 11.1(2), to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Warrant Agent to waive, any default on the part of the Company in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders as set out in this Indenture;

(f)

to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(g)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

(h)	to remove the Warrant Agent and appoint a successor warrant agent in the manner specified in Section 11.7 hereof.

9.11	Meaning of Extraordinary Resolution

(1)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution (i) passed at a meeting of the holders of Warrants duly convened for that purpose and held in accordance with the provisions of this Article IX at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% percent of the aggregate number of all the then outstanding Warrants.

(2)

If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders entitled to purchase at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than ten (10) Business Days later, and to such place and time as may be appointed by the chairman. Not less than three (3) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 3.6. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 25% of all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.12	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

9.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.

9.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article IX may also be taken and exercised by Warrantholders representing at least 66 2/3% of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

9.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 9.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to receiving prior indemnification pursuant to subsection 11.1(2)) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing the Warrant Agent shall give notice in the manner contemplated in Section 3.6 and Section 13.1 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

9.16	Holdings by Company Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company, as determined in accordance with the provisions of Section 13.6, shall be disregarded. The Company shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Company.

ARTICLE X
SUPPLEMENTAL INDENTURES

10.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (when properly authorized by action by the Directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof and regulatory approval, execute and deliver by their proper officers, indentures, or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issue of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on advice of Counsel;

(b)

setting forth any adjustments resulting from the application of the provisions of Section 5.1 or any modification affecting the rights of Warrantholders hereunder on exercise of the Warrants, provided that any such adjustments or modifications shall be subject to compliance with all regulatory requirements (including the rules of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading);

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the rights or interests of the Warrantholders as a group;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article IX;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the rights or interests of the Warrantholders as a group;

(f)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g)

modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights or interests of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights or interests of the Warrant Agent and of the Warrantholders as a group are in no way prejudiced thereby.

10.2	Successor Companies

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation (“successor corporation”), the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Company) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Company.

ARTICLE XI
CONCERNING THE WARRANT AGENT

11.1	Indenture Legislation

(1)

If, and to the extent, any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of applicable statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures (“Applicable Legislation”), such mandatory requirement shall prevail.

(2)

The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

11.2	Rights and Duties of Warrant Agent

(1)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any Person to indemnify the Warrant Agent against, liability for its own gross negligence, wilful misconduct or fraud. The duties and obligations of the Warrant Agent shall be determined solely by the provisions hereof and, accordingly, the Warrant Agent shall only be responsible for the performance of such duties and obligations as it has undertaken herein. The Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act in circumstances that require the delivery to or receipt by the Warrant Agent of documentation unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion o rindependent judgement other than as contemplated by this Indenture. The Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means, provided that it has complied with the terms of this Indenture in respect of the discharging of its obligations in respect of the delivery of such certificates. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(2)

The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent, its officers, directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(3)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceedings, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrant Certificates held by them, for which the Warrant Agent shall issue receipts.

(4)	Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Section 11.12.

11.3	Evidence, Experts and Advisers

(1)

In addition to the reports, certificates, opinions and evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)

The Warrant Agent shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(3)

Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(4)

The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of such experts or advisors who have been appointed and supervised with due care by the Warrant Agent. The fees of such Counsel and other experts shall be part of the Warrant Agent’s fees hereunder. The Warrant Agent shall be fully protected in acting or not acting and relying, in good faith, in accordance with any opinion or instruction of such Counsel. Any remuneration so paid by the Warrant Agent shall be repaid to the Warrant Agent in accordance with Section 7.2.

11.4	Action by Warrant Agent to Protect Interest

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

11.5	Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

11.6	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to trustees or warrant agents it is expressly declared and agreed as follows:

(a)

The Warrant Agent shall not be liable for or by reason of any statement of fact or recitals in this indenture or in the Warrant Certificates (except the representations contained in Section 11.8 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)

Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	The Warrant Agent shall not be bound to give notice to any Person or Persons of the execution hereof; and

(d)

The Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Company.

11.7	Replacement of Warrant Agent; Successor by Merger

(1)

The Warrant Agent may resign and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(1), by giving to the Company not less than 30 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice (the “Court”), at the Company’s expense, on such notice as such justice may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 11.7 shall be a company authorized to carry on the business of a transfer agent in the province of Ontario. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, any resignation or removal of the Warrant Agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder.

(2)	Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in Section 3.6.

(3)

This Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. The Company agrees that the Warrant Agent may assign its rights and duties under this Indenture to one of its affiliates without the need for any further notice to, or approval from, the Company.

(4)	Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

11.8	Conflict of Interest

(1)

The Warrant Agent represents to the Company that to the best of its knowledge at the time of execution and delivery hereof no material conflict of interest exists in its role as a warrant agent hereunder and agrees that in the event of a material conflict of interest arising hereafter it shall immediately notify the Company of the material conflict of interest with complete details of the conflict and such other information as the Company may reasonably request in connection therewith and, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor warrant agent approved by the Company and meeting the requirements set forth in subsection 11.7(1). Notwithstanding the foregoing provisions of this subsection 11.8(1), if any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(2)

Subject to subsection 11.8(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary of the Company without being liable to account for any profit made thereby.

11.9	Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any Person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

11.10	Payments by Warrant Agent

The forwarding of a cheque by the Warrant Agent will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.11	Deposit of Securities

The Warrant Agent shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

11.12	Act, Error, Omission etc.

The Warrant Agent shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith, for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct or fraud.

11.13	Indemnification

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent and its directors, officers, agents and employees in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of gross negligence, wilful misconduct or fraud of the Warrant Agent and its directors, officers, agents and employees. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture.

The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

11.14	Notice

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Agent to determine whether or not the trustee shall take action with respect to any default.

11.15	Reliance by the Warrant Agent

The Warrant Agent may act on the opinion or advice obtained from Counsel to the Warrant Agent and shall, provided it acts in good faith in reliance thereon, not be responsible for any loss occasioned by doing so nor shall it incur any liability or responsibility for determining in good faith not to act upon such opinion or advice. The Warrant Agent may rely, and shall be protected in relying, upon any statement, request, direction or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Common Shares are to be registered, as shown on the transfer document is the transferee’s actual address and is also determinative as to residency of the transferee. The Warrant Agent shall have no obligation to ensure that legends appearing on the Warrant Certificates or Common Shares comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.16	Privacy

The parties to this Warrant Indenture acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Warrant Indenture. Despite any other provision of this Warrant Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. The Warrant Agent shall use commercially best efforts to ensure that its services hereunder comply with applicable Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Warrant Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

11.17	Anti-Money Laundering

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, anti-terrorist or economic sanction legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanction legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ prior written notice sent to the Company provided that (i) the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-Business Day period, then such resignation shall not be effective.

11.18	Force Majeure

Neither party to this Indenture shall be personally liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of an act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.18.

ARTICLE XII
ACCEPTANCE OF TRUSTS BY WARRANT AGENT

12.1	Appointment and Acceptance of Functions

The Company hereby appoints the Warrant Agent under the terms and conditions set forth in this Indenture. The Warrant Agent hereby accepts the terms of this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth herein.

ARTICLE XIII
GENERAL

13.1	Notice to the Company and the Warrant Agent

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Company and to the Warrant Agent shall be in writing and may be given by mail, or by facsimile (with original copy to follow by mail) or by personal delivery and shall be addressed as follows:

(a)	if to the Company, to

Titan Medical Inc.
170 University Avenue
Suite 1000
Toronto, Ontario M5H 3B3

Attention:	Stephen Randall
Facsimile:	(647) 348-1512

with a copy to:

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 3E3

Attention:	Manoj Pundit
Facsimile:	(416) 367-6749

(b)	if to the Warrant Agent, to

Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Ontario M5J 2Y1

Attention:	General Manager, Corporate Trust Department
Facsimile:	(416) 981-9777

and shall be deemed to have been given, if delivered or sent by courier, on the date of delivery or, if mailed, on the third (3rd ) Business Day following the date of the postmark on such notice or, if sent by facsimile, on the date of facsimile transmission. Any delivery made or sent by facsimile on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.

(2)

The Company or the Warrant Agent, as the case may be, may from time to time give notice in the manner provided in subsection 13.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address of the Company given pursuant to this subsection 13.1(2) shall be sent to the principal transfer office of the Warrant Agent in the City of Toronto, Ontario and shall be available for inspection by Warrantholders during normal business hours.

(3)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 13.1(1) by facsimile or other means of prepaid, transmitted, recorded communication and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to such officer or if delivered by facsimile or other means of prepaid, transmitted, recorded communication, on the first Business Day following the date of the sending of such notice by the Person giving such notice.

13.2	Time of the Essence

Time shall be of the essence in this Indenture.

13.3	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

13.4	Discretion of Directors

Any matter provided herein to be determined by the Directors shall be determined by the Directors in their sole discretion and any determination so made will be conclusive.

13.5	Satisfaction and Discharge of Indenture

Upon the earlier of (a) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation of all Warrant Certificates theretofore certified hereunder or (b) the expiration of the Exercise Period, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Warrant Agent or the Company have not performed any of their obligations hereunder, shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging of this Indenture.

13.6	Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

13.7	Common Shares or Warrants Owned by the Company or its Subsidiaries Certificates to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company in Section 9.16, the Company shall provide to the Warrant Agent, from time to time, a certificate of the Company setting forth as at the date of such certificate (a) the names (other than the name of the Company) of the registered holders of Common Shares which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company or any other Affiliate of the Company; and (b) the number of Warrants owned legally and beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company, and the Warrant Agent in making the determination in Section 9.16 shall be entitled to rely on such certificate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

- S1 -

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

TITAN MEDICAL INC.

By:	(signed) “Stephen Randall”

Name:	Stephen Randall

Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:	(signed) “Robert Morrison”

Name:	Robert Morrison

Title:	Corporate Trust Officer

By:	(signed) “Charles Cuschieri”

Name:	Charles Cuschieri

Title:	Associate Trust Officer

SCHEDULE “A”
FORM OF WARRANT CERTIFICATE

[For U.S. Persons, persons in the United States or persons for the account or benefit of a U.S. Person or a person in the United States, the following legend is to be inserted:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO TITAN MEDICAL INC. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C), (D) OR (E) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE, REASONABLY SATISFACTORY TO THE CORPORATION THAT THE TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

TITAN MEDICAL INC.

a corporation existing under the laws of the Province of Ontario and having its principal office at
170 University Avenue, Suite 1000, Toronto, Ontario, M5H 3B3

CUSIP: 88830X264

ISIN: CA88830X2648

NO. •	• WARRANTS

Each whole warrant entitling the
holder to purchase one (1) common
share of Titan Medical Inc.

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received • (the “Holder”) is the registered holder of the number of warrants (the “Warrants”) stated above and is entitled, for each whole Warrant represented hereby, to purchase one Common Share (subject to adjustment as hereinafter referred to) in the capital of Titan Medical Inc. (the “Company”) at any time from the date of issue hereof up to and including 5:00 p.m. (Toronto Time) on March 16, 2021 (the “Expiry Time”) by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal transfer office in Toronto, Ontario this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of CDN$0.50 per share, subject to adjustment as hereinafter referred to (the “Exercise Price”) by certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company at par in Toronto, Ontario. The Holder may purchase less than the number of Common Shares which the Holder is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered and payment by certified cheque, money order or bank draft shall be deemed to have been made, only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

This Warrant Certificate represents Warrants issued under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary there is referred to herein as the “Warrant Indenture”) dated as of March 16, 2017 between the Company and the Warrant Agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture is available for inspection on the Company’s profile on www.sedar.com or the Company shall, on the written request of the Holder and without charge, provide the Holder with a copy of the Warrant Indenture. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture. In the event of any inconsistency between the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate, the provisions of the Warrant Indenture shall prevail.

Subject to the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrant Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (as attached hereto) in accordance with the terms of the Indenture.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued, within five (5) Business Days after the exercise of Warrants represented by this Warrant Certificate, to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued, the number of Common Shares, as fully paid and non-assessable and Certificate(s) representing such Common Shares and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon the due surrender of this Warrant Certificate.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrants represented hereby and the Common Shares issuable upon the exercise hereof, have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and the Warrants evidenced by this Warrant Certificate may not be exercised unless the Holder hereof provides the Company with a written certification in the form as set forth on the Subscription Form on the reverse side of this Warrant Certificate.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts.

Time shall be of the essence hereof and of the Warrant Indenture.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Titan Medical Inc. as of the _____ day of March, 2017.

TITAN MEDICAL INC.

By:

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

Countersigned:

COMPUTERSHARE TRUST COMPANY OF
CANADA

Dated:
By:

SUBSCRIPTION FORM

TO:	Computershare Trust Company of Canada
100 University Avenue
11th Floor, North Tower
Toronto, ON M5J 2Y1

Attention: General Manager, Corporate Trust Department

The undersigned holder of the within Warrants hereby irrevocably subscribes for __________ Common Shares of Titan Medical Inc. (the “Company”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Toronto, Ontario to the order of Titan Medical Inc. in payment in full of the subscription price of the number of Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

[ ]

A.     the undersigned holder: (a) at the time of exercise of the Warrants is not in the United States; (b) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. person”; and (c) has in all other aspects complied with the terms of an “offshore transaction” within the meaning of Regulation S under the U.S. Securities Act;

[ ]

B.     the undersigned holder: (a) purchased Units directly from the Company for its own account or the account of another institutional “accredited investor”, as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act (an “Accredited Investor”), pursuant to an executed Form of U.S. Subscription Agreement for Accredited Investors attached to the U.S. Placement Memorandum, for the purchase of Units of the Company; (b) is exercising the Warrants solely for its own account or the account of such other Accredited Investor for whose account such holder exercises sole investment discretion; (c) was an Accredited Investor, both on the date the Units were purchased from the Company and on the date of the exercise of the Warrants; and (d) if the Warrants are being exercised on behalf of another person, the undersigned holder represents, warrants and certifies that such person was the beneficial purchaser for whose account the undersigned holder originally acquired Units upon the exercise of which the Warrants were acquired and was an Accredited Investor, both on the date the Units were purchased from the Company and on the date of the exercise of the Warrants; or

[ ]

C.     the undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares issuable upon exercise of the Warrants.

Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless either Box B or C above is checked.

(2)

If Box B or C is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the United Securities Act of 1933, as amended and applicable state securities laws unless an exemption from registration is available.

(3)

If Box C above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company. The undersigned hereby directs that the said Common Shares be issued as follows:

Name(s) in full	Address(es)	Number(s) of

	(including Postal Code)	Common Shares

(please print)

DATED this ____ day of ________________, 20 ______.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or Authorized
Representative

(Print Name of Subscriber)

Title or Capacity of Authorized	Daytime Phone Number of Warrantholder
Representative	or Authorized Representative

(Address of Subscriber in full)

[ ]	Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address indicated above.

Instructions:

The signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company, acting reasonably.

The signature on this Subscription Form must be guaranteed by a major Canadian chartered bank, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Warrant Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

If securities are to be issued to a person other than the registered holder, the Subscription Form must be completed and the holder must pay or cause to be paid to the Company all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the Common Shares and, if applicable, the Warrants, unless and until such holder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

The Warrants will expire at 5:00 p.m. (Toronto Time) on March 16, 2021 and must be exercised before that time, otherwise the same shall expire and be void and of no value.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name)

(the “Transferee”),

(Residential Address of Transferee)

________________ Warrants of Titan Medical Inc. (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within Warrant Certificate, and irrevocably appoints __________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that either:

a)

the undersigned transferee (i) is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended, the “U.S. Securities Act”), (ii) at the time of transfer is not within the United States, and (iii) is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or person within the United States, unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available; or

b)

if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(A) the transfer is being made only to the Corporation;

[ ]

(B)     the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “B” to the Indenture or has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation that the transfer does not require registration under the U.S. Securities Act or any applicable state securities laws, or

[ ]

(C)     the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

DATED the _______ day of _______________________, 20 ____.

Signature Guaranteed (Signature of Holder, to be the same as appears on the face of this Warrant Certificate)

Signature Guaranteed	(Signature of Holder, to be the same as appears on the face of this Warrant Certificate)

Print Name

Address

Instructions:

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, this Transfer Form must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a major Canadian chartered bank, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Warrant Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

SCHEDULE “B”
FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent for Common Shares and Warrants of
Titan Medical Inc. (the “Corporation”)

The undersigned (A) acknowledges that the sale of _______________ [common shares/warrants] of the Corporation represented by certificate number ___________________________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the seller is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation, (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or another designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:
X ______________________________________________________________________________________
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated  _______________________ , with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date: